Exhibit 99.1
ASML reports €6.7 billion net sales and €2.0 billion net income in Q1 2023
Sales growth expectations for 2023 unchanged

VELDHOVEN, the Netherlands, April 19, 2023 – today ASML Holding NV (ASML) has published its 2023 first-quarter results.

•Q1 net sales of €6.7 billion, gross margin of 50.6%, net income of €2.0 billion
•Quarterly net bookings in Q1 of €3.8 billion2 of which €1.6 billion is EUV
•ASML expects Q2 2023 net sales between €6.5 billion and €7.0 billion and a gross margin between 50% and 51%
•ASML expects 2023 net sales to grow over 25% compared to 2022

(Figures in millions of euros unless otherwise indicated)	Q4 2022	Q1 2023
Net sales	6,430	6,746
...of which Installed Base Management sales [1]	1,682	1,404

New lithography systems sold (units)	95	96
Used lithography systems sold (units)	11	4

Net bookings [2]	6,316	3,752

Gross profit	3,311	3,413
Gross margin (%)	51.5	50.6

Net income	1,817	1,956
EPS (basic; in euros)	4.60	4.96

End-quarter cash and cash equivalents and short-term investments	7,376	6,653
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our first-quarter net sales came in at €6.7 billion with a gross margin of 50.6% – both above our guidance due to higher than expected EUV and DUV revenue from faster installation and earlier acceptance of systems in the quarter.

"We continue to see mixed signals on demand from the different end-market segments as the industry works to bring inventory to more healthy levels. Some major customers are making further adjustments to demand timing while we also see other customers absorbing this demand change, particularly in DUV at more mature nodes. The overall demand still exceeds our capacity for this year and we currently have a backlog of over €38.9 billion. Our focus continues to be on maximizing system output.

"We expect second-quarter net sales between €6.5 billion and €7.0 billion with a gross margin between 50% and 51%. ASML expects R&D costs of around €990 million and SG&A costs of around €275 million For 2023, ASML expects continued strong growth with a net sales increase of over 25% and a slight improvement in gross margin, relative to 2022," said ASML President and Chief Executive Officer Peter Wennink.

Update share buyback program and dividend proposal
In the first quarter we purchased around €400 million worth of shares under the current 2022-2025 program.

ASML intends to declare a total dividend for the year 2022 of €5.80 per ordinary share, which is a 5.5% increase compared to 2021. Recognizing the three interim dividends of €1.37 per ordinary share each paid in 2022 and 2023, this leads to a final dividend proposal to the Annual General Meeting of €1.69 per ordinary share.

Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend proposal are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2023 first-quarter results and outlook for 2023. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on April 19, 2023 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 40,500 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of April 2, 2023, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and three months ended April 2, 2023 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, statements with respect to demand and capacity, plans to increase capacity and capacity goals, outlook, backlog, bookings and orders, expected financial results, including expected growth in sales and gross margin for 2023 and expected net sales, gross margin, R&D costs, SG&A costs for Q2 2023 and estimated annualized effective tax rate for Q2 and full year 2023, expected system shipments in 2023, statements made at our 2022 Investor Day including revenue and gross margin opportunity for 2025 and 2030, statements with respect to fast shipments including estimates of amounts of deferred revenue not yet recognized and expected timing of recognition of such deferred revenue for fast shipments, expected customer demand trends, statements with respect to export control policy and regulations and expected impact on us, statements with respect to capital allocation policy including plans to return significant amounts of cash thought growing dividends and buybacks and statements with respect to the final 2022 dividend and statements with respect to share buyback programs, aim to improve performance on ESG sustainability and upgrade ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, trends in the semi-conductor industry, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market and in consumer confidence, inflation, interest rates, geopolitical developments, the risk of a recession, demand for our customers' products, performance of our systems, the impact of COVID-19 and other pandemics and measures taken to contain them, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML's financial results, including semiconductor inventory levels, customer demand including changes in demand for semiconductors and lithography tools, ASML's ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the expected impact of recent and expected changes in export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve performance on ESG Sustainability and upgrade ESG strategy and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.